EXHIBIT 3.1

AMENDMENT TO BY-LAWS

OF

CARDIOGENICS HOLDINGS INC.

By Unanimous Written Consent of the Board of Directors of CardioGenics Holdings Inc., a Nevada Corporation (the “Corporation”) given on September 10, 2012, the By-Laws of the Corporation (the “By-Laws”), are hereby amended as follows, effective September 10, 2012:

1.	ARTICLE I, Section .01 of the By-Laws is deleted in its entirety and replaced by a new ARTICLE 1, Section .01, which shall read as follows:

“.01 ANNUAL MEETINGS.

An annual meeting of the shareholders shall be held for the election of Directors, and for any other business as may properly come before such meeting, at such date, time and place, either within or without the State of Nevada, as may be designated by the Board of Directors from time to time.”

2.	Except as amended hereby, the By-Laws of the Corporation shall remain in full force and effect.